EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

MICHAEL GILLESPIE & ASSOCIATES, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

10544 ALTON AVE NE

SEATTLE, WA 98125

206.353.5736

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Southwestern Water Exploration Co.

We consent to the use of our report dated November 6, 2017 with respect to the financial statements of Southwestern Water Exploration Co. Inc. as of March 31, 2017 and 2016 and the related statements of operations, shareholders’ equity/(deficit) and cash flows for the years then ended. We also consent to the reference to our firm under the caption “Experts” in the Form 10.

Michael Gillespie & Associates, PLLC

Seattle, Washington

December 19, 2017

/S/ Michael Gillespie & Associates, PLLC